July 10, 2006
Via Federal Express
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention:	Sara Kalin
Legal Branch Chief
Division of Corporation Finance

	Re:	Rim Semiconductor Company
Registration Statement on Form SB-2
Filed on April 24, 2006
(File No. 333-133508)

Dear Ms. Kalin:
     Set forth below are the responses of Rim Semiconductor Company (the “Company”) to the comments contained in your letter to Brad Ketch, President and Chief Executive Officer, dated May 22, 2006. For ease of reference, each comment in your letter has been repeated below and numbered, and the responses set forth below each comment. Page numbers set forth in this response refer to pages of Amendment No. 1 to the Company’s Registration Statement on Form SB-2 (the “Amendment”), which was filed with the Commission today.
Comments
General
     1. We will forward comments, if any, on your confidential treatment application under separate cover when we complete our review.
The Company notes your comment.
     2. Please update the financial statements, if necessary, as required by Item 310(g) of Regulation S-B.
We complied with this comment by including the Company’s interim financial statements for the period ended April 30, 2006 in the Amendment.

Securities and Exchange Commission
July 10, 2006

3. An updated accountant’s consent should be included with any amendment to the filing.
An updated accountant’s consent can be found as Exhibit 23.2 to the Amendment.
Prospectus Summary
Our Business, page 1
     4. While we note your statement that you have not yet recorded revenues from the sale of products based on your technology, please expand this disclosure to explain that you have worked on this technology since 2000, have generated no related revenues for over six years and have no agreements with third parties to sell your products in the future. Additionally, expand your summary section to disclose that your auditors issued a going concern opinion and to disclose the amount of your accumulated deficit.
We complied with this comment on page 1 of the Amendment.
     5. Briefly state that you outsource to independent third parties all of your design and development activities.
We complied with this comment on page 1 of the Amendment.
     6. Since it appears that your product is still in its development stage and that you have not yet recorded any revenue from the sale of products based on your advanced transmission technology, tell us what you mean by the statement that you market your novel technology to leading equipment makers in the telecommunications industry. Otherwise, please consider removing such statement both here and throughout the filing.
We have removed this statement throughout the Amendment.
     7. Disclose your monthly “burn rate” and the month/year you will be out of funds if there is no material change in either your revenues or expenses.
We complied with this comment on page 1 of the Amendment.
Risk factors, page 9
     8. We note your disclosure on page 15 where you state that you granted a security interest in substantially all of your assets in favor of the investors under the terms and conditions of a Security Interest Agreement dated as of the date of the

Securities and Exchange Commission
July 10, 2006

2006 Debentures. Provide a risk factor explaining how this arrangement would impact common stock holders.
We complied with this comment on page 12 of the Amendment.
     9. We note your disclosure on page F-34 regarding the lawsuits. It is unclear who the third party is and how the lawsuit was settled. Please explain to us how the lawsuit was settled, providing more information than what appears in your current disclosure. If material, please provide a risk factor discussing these lawsuits and the fact that you settled with the plaintiffs.
An unaffiliated third party, Cobalt Blue, LLC, was a party to the settlement of the lawsuits. In the settlement agreement, Cobalt Blue acquired 937,500 shares of common stock of the Company held of record by the plaintiffs in exchange for furnishing the plaintiffs with a $300,000 letter of credit. If Cobalt Blue sold these shares on or before June 1, 2006, it was required to pay the plaintiffs the sales proceeds up to an aggregate of $300,000. If it did not pay the plaintiffs $300,000 by June 1, 2006, the plaintiffs were entitled to collect under the letter of credit. The Company has no reimbursement obligation with respect to the letter of credit, and did not directly or indirectly compensate Cobalt Blue or any other party for participating in this transaction.
We may have violated Section 5 of the Securities Act of 1933, page 12
     10. Please explain the basis for your risk factor, and how you may have failed to comply with the requirements of any exemptive provisions.
During the past several years, the Company issued securities to accredited investors pursuant to Section 4(2) of the Act, which were not subject to the safe harbors of Regulation D. While the Company believes these offers and sales were not integrated, if these offers and sales were deemed to be integrated, the Section 4(2) exemption might be unavailable for one or more of these sales. Furthermore, in 2003 and 2004, $350,000 of our 2003 Debentures were purchased by investors after the filing of a registration statement covering the same type of securities. While the Company and the investors were parties to a purchase agreement executed prior to the filing of the registration statement, the wording of certain conditions to closing created uncertainty as to whether the investors were irrevocably bound to purchase the debentures prior to the filing of the registration statement. As a result, there may not have been an exemption from registration covering these sales.
Agreements with the Selling Shareholders, page 14

Securities and Exchange Commission
July 10, 2006

     11. You appear to be registering shares issuable as liquidated damages pursuant to the terms of your agreements governing both the 2006 and 2005 debenture offerings. However, the terms of the related registration rights agreements seem to indicate that such shares are issuable in cash or stock at the option of the investor. As the investors do not appear to have been irrevocably bound to purchase these securities prior to the filing of the registration statement, tell us why it was appropriate to include the “liquidated damages” shares in the registration statement or revise your filing accordingly. In response to this comment, please also confirm that none of the other shares being registered are issuable as an alternative to cash payments to the investors, at the option of the investors.
We believe it is appropriate to include shares issuable as liquidated damages in the registration statement and respectfully request the Staff reconsider Comment 11. First, the registration rights agreement generally gives the Company, not the investors, the option to issue shares in payment of liquidated damages. The only circumstance in which the investors have an option to require payment of liquidated damages in shares is if they make a request in writing before the Company makes a required liquidated damages payment. Second, while we are aware of the Staff’s guidance regarding the registration for resale of shares that an investor is not “irrevocably bound” to purchase, that guidance does not appear applicable here. The investors were irrevocably bound to purchase, and in fact did purchase, the debentures and accompanying warrants, before the filing of the registration statement. They then acquired all of the rights associated with being a holder of the debentures and warrants, including the right to liquidated damages in certain circumstances. There are numerous instances in which the Staff has permitted registration of a good faith estimate of future shares issuable as liquidated damages in the same circumstances contemplated by the Company’s registration statement.
With respect to the last sentence of the Staff’s Comment 11, we would again ask the Staff to reconsider its position. Most of the shares being registered are shares issuable on conversion of principal and interest on the Company’s 2006 debentures. The debenture shares are by their very nature issuable at the investors’ option in lieu of cash repayment of the debt. That fact has not resulted in a conclusion that shares underlying convertible debt cannot be registered prior to conversion. We can, however, confirm that none of the other shares being registered are issuable as an alternative to cash payments to the investors, at their option.
     12. With respect to the reduction of the warrant exercise price for the 2005 warrants, please note that where an issuer materially reduces the exercise price of outstanding warrants for a period of less than 61 days, the staff generally takes the position that the reduction in exercise price is a tender offer for the class of

Securities and Exchange Commission
July 10, 2006

warrants with the prior exercise price. Note that the warrant-holders are required to make a decision whether to tender their warrants to the issuer in exchange for another security under these circumstances. See the Heritage Entertainment, Inc. no action letter dated May 11, 1987. Please supplementally explain why you did not file a Schedule TO-I and explain the basis for your apparent belief that Rule 13e-4 was not applicable to the reduction in the exercise price of the warrants from February 21, 2006 to March 10, 2006. We may have further comment.
The Company considered the Staff’s existing guidance and applicable caselaw and concluded that the warrant amendment did not constitute a tender offer. The Heritage Entertainment no action letter, as well as the Staff guidance regarding option repricings, are readily distinguishable. In Heritage Entertainment, for example, the warrants being repriced were themselves independently listed and publicly traded on the American Stock Exchange. They appear to have been held by a very large number of holders. Similarly, in the case of option repricings, the Staff’s conclusion that repricings may constitute a tender offer has focused on factors including the options being: (i) not a privately negotiated compensation arrangement, (ii) granted pursuant to a broad based plan, and (iii) with a large number of employee offerees.
None of these factors are applicable to the warrant amendment. First, we note that the warrant amendment was furnished to only 26 investors, all of whom were the accredited investor purchasers of the Company’s 2005 debentures. The warrants not only were not publicly traded, they were not transferable absent registration or an applicable exemption. Significantly, the warrant amendment was the subject of private negotiation between the Company, acting through its single counsel, and the single counsel who acted for the investors in the debenture purchase transaction. As such, far from being a tender offer, the warrant amendment was an agreement privately negotiated between the Company and a small group of sophisticated prior investors, each represented by counsel.
While tender offer is not formally defined in the federal securities laws, the widely recognized eight factor test from Wellman v. Dickinson, 475 F. Supp. 783, 823-24 (S.D.N.Y. 1979), aff’d, 682 F.2d 355 (2d Cir. 1982), cert. denied, 103 S. Ct. 1522 (1983), is also instructive here. Only one of the eight factors is arguably present — an offer open for a limited period of time. The remaining factors were not present in the case of the warrant amendment. First, there was no active and widespread solicitation of public shareholders. Second, the solicitation did not involve a substantial percentage of the Company’s stock. Third, there was no offer to purchase at a premium over prevailing market prices — to the contrary, there was no offer to purchase at all. Fourth, the terms of the offer were not firm, rather they were negotiated between the parties. Fifth, the offer was not contingent on the exercise of any minimum or maximum number of warrants. Sixth, the warrant holders were not subject to pressure to sell shares of the

Securities and Exchange Commission
July 10, 2006

Company. While the limited time to exercise at the reduced price provided an incentive for warrant holders to exercise their warrants, it is not the same pressure that is created by a tender offer to purchase shares at a high premium over market. Finally, the warrant amendment did not involve public announcements of a purchasing program or a rapid repurchase program involving the Company’s shares.
Management’s Discussion and Analysis
     13. We note from your Business section that you have entered into license agreements with both HelloSoft and Adaptive Networks and that such agreements provide for the payment of a percentage of any net sales associated with the licensed products. As this information relates to your operations, please include the discussion in an appropriate section of MD&A and revise to give investors an idea of the significance of such agreements. For example, we note that you are not required to make payments to Adaptive Networks until after the first five million dollars worth of licensed products have been sold. What amount would you pay to Adaptive with respect to the next $5,000,000 worth of licensed products sold? Revise as appropriate.
The Commission granted confidential treatment to the Company with respect to the royalty rates under the Adaptive agreement. The Company requested similar confidential treatment with respect to the royalty rates under the HelloSoft agreement. Due to the confidential nature of this information, and the previous grant of confidential treatment by the Staff, we ask that the Staff reconsider this comment. We have, however, revised the MD&A to provide additional disclosure regarding these agreements, including the fact that future royalty payments, if any, will be reflected as an element of cost of sales.
     14. Please revise to provide more specific details of the Company’s viable plan of operations and plans to address the going concern issues as required by FRC 607.02, including plans to fully develop, manufacture and market the Company’s products, any related financing issues and the impact if these plans are not successful.
We complied with this comment on page 33 of the Amendment.
Overview, page 23
     15. Please revise to disclose the outcome regarding the evaluation of your first chipset by prospective customers.
We complied with this comment on pages 1 and 35 of the Amendment.

Securities and Exchange Commission
July 10, 2006

Results of Operations, page 26
     16. Please revise throughout this section as appropriate to better explain the business reasons underlying the changes in results between periods. For example, we note that your revenues discussions on pages 26 and 27 merely disclose the amount of revenues generated for the different periods and do not explain why there were changes between periods. Revise accordingly.
We complied with this comment on pages 28-31 of the Amendment.
     17. As a follow-up to the comment above, in your discussion of operating expenses at the top of page 27 it appears that operating expenses increased between periods, but your discussion of operating expenses seems to explain why they have decreased between periods. Revise as appropriate and ensure that the disclosure throughout MD&A is accurate.
While operating expenses did increase between periods, costs of sales, which is included within operating expenses, decreased during these periods. We have revised the language in this section to make this clearer.
     18. Please expand your disclosure regarding the Zaiq Technologies promissory note to better explain its terms and why it was forgiven.
We complied with this comment on pages 29-30 of the Amendment.
Liquidity and Capital Resources, page 28
     19. Please quantify your cash requirements for the next twelve months and for longer than one year.
We complied with this comment on page 33 of the Amendment.
Business, page 32
Our Telecommunications Business, page 32
     20. You need to completely revise this section so that it presents an accurate snapshot of your business at this point in time rather than a generalized discussion of the telecommunications business combined with a presentation of your hopes. Refer to Regulation S-B, Item 101 for guidance. You may discuss future plans but you should only do so if you indicate the significant difficulties you must overcome.
We have revised the Business section in response to your comment.

Securities and Exchange Commission
July 10, 2006

Selling Shareholders, page 42
     21. Please identify the natural person or persons who have voting power and/or investment control over the securities to be offered by the selling shareholders. We note that you provide this information for some selling shareholders but not all. Please revise accordingly.
We complied with this comment on pages 47-51 of the Amendment.
     22. If any of the selling shareholders are registered broker-dealers, other than selling shareholders who received their shares as compensation for investment banking/placement agent services, such selling shareholders should be named as underwriters with respect to the shares they are offering for resale. Additionally, if any selling shareholders are affiliates of a broker-dealer, please disclose, and tell us whether the selling shareholders received their shares in the ordinary course of business and whether, at the time of acquisition, they had any understandings or arrangements with any other person, either directly or indirectly, to distribute the shares.
We have revised the selling shareholder disclosure where appropriate in the Amendment to comply with this comment.
     23. Please expand your disclosure in this section to discuss the transactions in which each of the selling shareholders received the shares being offered. For example, while some of the selling shareholders appear to have received all of their shares in the 2006 debenture offering, other selling shareholders appear to have received some shares in the 2006 offering and other shares through other offerings that have not been discussed. We note, for example, the disclosure in footnotes 3, 6, 7 and 12. Additionally, there appears to be no disclosure with respect to the transactions underlying the offerings by other selling shareholders. For example, footnotes 18 through 25 provide no information regarding how the selling shareholders received the shares being offered. Revise to ensure that you have disclosed the material terms of the transactions underlying all shares being offered.
We complied with this comment on pages 45-51 of the Amendment.
Plan of Distribution, page 47
     24. Please confirm that both the company and the selling stockholders are aware of our position regarding short sales described in Interp. A.65 of the July 1997 CF Manual of Publicly Available Telephone Interpretations.

Securities and Exchange Commission
July 10, 2006

Both the company and the selling stockholders are aware of the Commission’s position regarding short sales as described in your comment.
Accounting Comments
Consolidated Financial Statements as of October 31, 2005
Notes to Financial Statements, page F-9
Note 1. Principles of Consolidation, Business and Continued Operations, page F-9
     25. You disclose on page 1 that you consolidate your interest(s) in your NV Entertainment subsidiary and on page F-9 in Top Secret Productions, LLC. Please clarify if you are referring to the same entity in these disclosures. Tell us in detail why you believe it is appropriate to consolidate the referred entities considering your 50% ownership. Please refer to the accounting literature you relied upon.
NV Entertainment, Inc. and Top Secret Productions LLC (“TSP”) are separate entities, and we have revised the note to make this clearer. NV Entertainment, Inc., our wholly-owned subsidiary, is a 50% member of TSP. NV Entertainment has consolidated TSP for the reasons stated below in the Company’s response to SEC’s Comment 26. The Company in turn consolidated NV Entertainment under paragraph 2 of the Accounting Research Bulletin No. 51, Consolidated Financial Statements.
     26. We note that you are consolidating Top Secret Productions LLC based on your control over management and financial matters. Provide us specific details about those matters that you considered in your conclusion and the accounting literature you relied upon. Include in your response the impact on your assets, liabilities, revenues and expenses of consolidating the entity versus accounting under the equity method. Please also amend your filing to discuss the reasons for your consolidation, if appropriate.
The consolidated financial statements include the financial information of TSP, which is a limited liability company 50% owned by the Company’s 100% wholly owned subsidiary NV Entertainment, Inc. for the following reasons:
1.	Our Chairman of the Board, Ray Willenberg, Jr. serves a manager of TSP.

2.	The Company controls the management of NV Entertainment, Inc. as its sole shareholder.

3.	NV Entertainment, Inc. keeps books and records of TSP.

4.	NV Entertainment, Inc. provides all funding for TSP, including funding for the costs of the Film and other expenses.

Securities and Exchange Commission
July 10, 2006

Furthermore, the impact on our financial statements assuming that we accounted for TSP under the equity method versus consolidation would be immaterial as TSP’s total assets and liabilities as of October 31, 2005 and 2004 were approximately $15,000 and $14,000, respectively.
Note 4. Technology License and Development Agreement, page F-16
     27. We note that you paid a development fee of $1,559,000 to Adaptive Networks, Inc. for software development services. Please provide further details on the nature of the development fee. Tell us how you concluded that at March 2002 you had established technological feasibility for your telecommunication product to be marketed considering (1) you continued testing the product and (2) that the first chipset was made available to prospective customers for evaluation and testing during the three months ended January 31, 2006 (see page F-41). Specifically, please address in your response how you evaluated the factors in paragraph 4 of SFAS 86 in reaching your conclusion that technological feasibility had been established. Include in your response the accounting literature upon which you relied. Refer to SFAS 86, 68, and FIN 6.
     The Company addressed this issue with the Staff in its February 24, 2004 letter to the Commission relating to the Staff’s comment number 2 with respect to the Company’s October 31, 2003 Annual Report on Form 10-K. For the Staff’s convenience, we have included below a copy of the Staff’s question as well as the Company’s response on such date.
     Note 6. Technology License and Development Agreement, pages F-17 and F-18
     2. The Comment Letter requested that the Company provide supplemental explanation for the basis for its belief that the technological feasibility of its telecommunications product was established as of March 2002. The Comment Letter noted that substantial software design services were provided by Adaptive Networks Inc. (“ANI”) through October 31, 2003 and that additional design services are to be provided by ANI subsequent to that date and also noted that the Company’s discussion in the Overview section and in the MD&A indicated that the development of the core technology has not been completed. Accordingly, the Comment Letter suggested that the Company had purchased from ANI an in-process research and development project that should be charged to R&D expense, rather than capitalized, and that subsequent software services to be provided by ANI should also be charged to R&D expense. The Comment Letter requested that the disclosure be revised accordingly or that an explanation be provided.
     The Company believes that its determination to capitalize development costs is appropriate. The discussion below is intended to clarify the Company’s position.
     In April 2002, the Company acquired the license to ANI’s PowerstreamTM technology for the use in products with applications in the field of wireline

Securities and Exchange Commission
July 10, 2006

telecommunications networks. Concurrently, the Company entered into an agreement with ANI for software development services relating to the licensed technology (the “Licensed Technology”). The Licensed Technology provides the core technology for our telecommunication product, EmbarqTM.
     The cost of intangibles purchased from others for use in research and development (R&D) activities and that have alternative future uses (in R&D projects or otherwise) should be capitalized and amortized as intangible assets in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”. This technology has various alternative uses in the fields of telecommunication hardware and software.
     SFAS No. 86 — “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed” (“SFAS 86”) requires that if the purchased software has no alternative future use, its costs can only be capitalized if the technological feasibility of the product to be ultimately marketed has been established at the time of purchase. The Company has received independent evaluations that the product to ultimately be marketed that includes the Licensed Technology was technically feasible at the time of purchase. These include evaluations from leading industry figures such as David Greaves of Cambridge University, Rich McAndrew of Zaiq Technologies and Dr. Walter Chen. All of these individuals are members of our technical advisory board.
     In accordance with SFAS 86, the technological feasibility of computer software is established when the enterprise has concluded all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements. At a minimum, the company shall have performed the activities in either (a) or (b) below as evidence that the technological feasibility has been established:
     a. If the process of creating the computer product includes a detail program design:
     (1) The product design and detail program design have been completed, and the company has established the necessary skills, hardware and software technology are available to the enterprise to produce the product.
     (2) The completeness of the detail program design and its consistency with the product design have been confirmed by documenting and tracing the detail program design to the product design.
     (3) The detail program design has been reviewed for high-risk development issues and any uncertainties related to identified high-risk development issues have been resolved through coding and testing.
     b. If the process of creating the computer software product does not include a detail program design with the features identified in (a) above:
     (1) A product design and a working model of the software have been completed.
     (2) The completeness of the working model and its consistency with the product design has been confirmed in writing.
     The Licensed Technology qualifies under a(1), a(2) and a(3) as follows:
     a(1). The Company has a detailed design for EmbarqTM (the internal name for the technology) dated March 15, 2002. This document shows that ANI had both a product design and a detailed program design by the time the Company entered into the agreement with ANI. Further this document is a logical representation of all the product functions in sufficient detail to serve as a product specification. It includes the functions,

Securities and Exchange Commission
July 10, 2006

features and technical requirements in a detailed, logical form and was ready for coding.
     a(2). The Company has a “White Paper” that shows that the functions and features of the program design are consistent with the product specifications. Further it shows that the final commercial product is in all aspects identical to the detail program design.
     a(3). The program design was reviewed and no high-risk issues were identified. Subsequently no high-risk issues have been identified.
     The subsequent software development fee of approximately $1,559,000 is the cost of producing a product master which is the next step once technological feasibility has been met. The costs include coding, testing and production of a prototype.
     For the foregoing reasons, the Company believes that its determination to capitalize the costs associated with the license of the Licensed Technology and subsequent design costs is appropriate.
Note 8. Convertible Notes Payable, page F-18
     28. Please revise to provide further details concerning each note payable such as the dates the notes were issued, specific convertibility features for each note, details on when the maturity provisions may be reached, the consequences of not reaching the goal of receipts received from the joint venture, and information concerning beneficial conversion features associated with the notes when issued. Please include detailed calculations of the conversion features if applicable in your response.
We have revised the convertible notes payable footnote on pages F-19-20 and F-51-52 of the Amendment to reflect your comment. The convertible notes described in footnotes 2 and 5 to Note 9 on pages F-19-20 had beneficial conversion features, which were calculated as set forth in the tables below. The other convertible notes described in Note 9 to the audited financial statements did not have beneficial conversion features.

Securities and Exchange Commission
July 10, 2006

Calculation of Beneficial Conversion Feature
Note 2 to the table

	FV at commitment	Conversion
	date	Price	# of Shares	Intrinsic Value
Investor A	$1.36	$1.00	225,000	$81,000
Investor B	$1.24	$1.00	15,000	$3,600
Investor C	$1.15	$1.00	75,000	$11,250
Investor D	$1.21	$1.00	15,000	$3,150
Investor E	$0.45	$0.42	53,572	$1,607
Investor F	$0.42	$0.38	394,737	$15,790

Total				$116,397
Note 5 to the table

Principal amount of convertible notes	$100,000	A

Assumed FMV (*)	$1.00	B
Conversion price (**)	$0.60	C

Conversion Shares	166,667	=A/C
Shares at FMV	100,000	=A/B
Additional Shares	66,667	D

FMV of Additional Shares	$66,667	=B*D
Beneficial conversion feature in financial statements	66,664
immaterial difference	3

*	Consistent with the guidance of EITF 98-5, because the conversion percentage is fixed, the beneficial conversion amount the investor will receive is always $66,664. Therefore the actual FMV on the conversion date is irrelevant since the discount is always 40%.

**	Convertible at discount of 40% of FMV when converted
     29. In a related matter, please clarify if the litigation settled in July 2005 per note 15 is related to these notes.
As the description of the legal dispute in Note 16 (formerly Note 15) of the audited financial statements contained in the Amendment states, the promissory notes underlying these claims were converted by the plaintiffs into Company common stock in March 2002, and as such were not related to any of the notes listed in Note 9 (formerly Note 8) of such financial statements.

Securities and Exchange Commission
July 10, 2006

Note 9. Convertible Debentures, page F-20
2005 Debentures
     30. It is unclear why the warrants issued in connection with the “2005 Debentures” are not classified as liabilities considering that the conversion feature of the debentures is a variable share settled instrument. You should note that a variable share settled instrument that results in liability classification may impact the classification of previously issued instruments, as well as instruments issued in the future. Based on your disclosure in the first paragraph of this note, the “2005 Debentures” is not a conventional instrument because the debentures are convertible into shares of common stock at a conversion price that it is not fixed. Since there is no explicit limit on the number of shares that are to be delivered upon exercise of the conversion and you would not be able to assert that you will have sufficient authorized and unissued shares to settle the conversion option, it would appear to us that this is the factor that triggers liability classification for the conversion feature. Refer to paragraphs 19 and 20 of EITF 00-19 and revise or advise.
After numerous discussions with the Staff, the Company has restated its financial statements for the periods ended July 31, 2005, October 31, 2005, January 31, 2006 and April 30, 2006 to classify the warrants issued in connection with the 2005 Debentures as derivative liabilities. The financial statements included in the Amendment reflect the restatements.
     31. We refer you to the last sentence of page F-22. Please reconcile what debentures you are referring to that were issued on October 31, 2003 in the amount of $300,000. We note a $1 million issuance in December 2003 and a $350,000 issuance in April and May 2004. Please clarify.
The $300,000 in debentures issued in October 31, 2003 was a bridge financing that preceded the $1 million issuance in December 2003 and the $350,000 issuance in April and May 2004. We have revised the financial statements on page F-23 of the Amendment to make it clearer that the $300,000 issuance was a different issuance than the 7% debenture issued in December 2003 and in April and May 2004.
Note 10. Notes Payable, page F-24
     32. Please reconcile the $797,333 of principal forgiven in 2005 with the $896,702 recognized as a gain on the balance sheet.
The gain on forgiveness of liabilities of $896,702 recorded in the consolidated statement of operations on page F-4 consists of the following:

Misc gain	$5,281.19
Gain on forgiveness of legal liabilities	94,087.46
Gain on forgiveness of tranche of Zaiq Promissory Note	797,333.00

Total Gain on forgiveness of liabilities (net)	$896,701.65

Securities and Exchange Commission
July 10, 2006

Note 13. Stockholders’ Equity (Deficiency), page F-26
Net Loss per Share, page F-31
     33. Please revise your presentation to reconcile the weighted average shares used in the basic and diluted net loss per share calculations to the total used on the statements of operations of 114,687,798. Refer to paragraph 40 of SFAS 128.
The Company doesn’t believe that a reconciliation of the weighted average shares outstanding used in the basic and diluted net loss per share calculations, as required under paragraph 40a of SFAS 128, is necessary since the weighted average shares outstanding are the same under both circumstances. The fact that no effect has been given to outstanding options, warrants, or convertible debentures in the diluted computation as their effect would be anti-dilutive is disclosed in Note 3 on page F-13 of the Amendment.
Consolidated Financial Statements as of January 31, 2006
Notes to Consolidated Financial Statements, page F-41
Note 8. Notes Payable, page F-51
     34. We refer you to footnotes 1 and 2 of your outstanding notes payable table. Please tell us how you determined the value of the restricted common stock in exchange for cancellation of the notes payable.
The value of the restricted common stock issued in exchange for the return and cancellation of principal and interest on the notes payable was determined based on the closing price of the Company’s common stock on the date of the exchange.
Note 9. Stockholders’ Equity, page F-52
Options Granted, page F-54
     35. We note the cancellation and replacement of options granted to the CEO and Executive VP in January 2006. Please demonstrate how your accounting for this modification was in compliance with SFAS 123R, paragraph 56.
In April, 2005 the Company issued to each of the executive officers 7,000,000 options to purchase the Company’s common stock at a price of $0.17 per share,

Securities and Exchange Commission
July 10, 2006

the quoted market price of the common stock at the time of issuance. 1,000,000 of the 7,000,000 options were to vest when the Company completed a financing of at least $3.5 million. The remaining 6,000,000 options were to vest when the Company released a beta version of its chipset (Embarq technology). In May 2005, the Company completed a financing that raised $3.5 million of gross proceeds, at which time 1,000,000 options for each officer vested.
The 14,000,000 performance-based options were subject to variable accounting treatment through the date that the performance criteria were met. A $20,915 charge was recorded in the quarter ended April 30, 2005 relating to these options. During the third and fourth quarters of fiscal 2005 the Company’s stock price fell dramatically and the $20,915 charge was subsequently reversed. No further variable accounting charge was recorded for the year ended October 31, 2005.
The Company adopted SFAS 123R on November 1, 2005. Accordingly, at that time variable accounting treatment ceased. The remaining 12,000,000 performance based options vested in December 2005. The Company expensed $247,057 during the quarter ended January 31, 2006 related to these options. The amount charged to operations was determined as follows:

Value of the 12,000,000 options at time of grant (April 5, 2005)	$1,093,000
TIMES

The number of days from adopting SFAS 123R to date of vesting	60

The number of days from the date of grant to date of vesting	265
EQUALS

Expense for the period from November 1, 2005 — December 31, 2005	$247,057

The new options granted to the two executive officers in January 2006 are being charged to operations over their vesting period. Amounts charged to operations related to the January 2006 options totaled $361,620 through April 30, 2006.
Note 12. Subsequent Events, page F-56
Amendments to Investor and Compensation Warrants, page F-57
     36. Please tell us how the inducement to the warrants through a temporary reduction in the exercise price was accounted for under SFAS 123R, paragraph 52. Include your calculation of the additional compensation expense recognized in your response and when this amount will be expensed.

Securities and Exchange Commission
July 10, 2006

     The Investor Warrants and Compensation Warrants were issued in 2005 as part of a financing which consisted of Convertible Debentures, Investor Warrants and Compensation Warrants. In 2006, in order to raise additional capital, the Company temporarily lowered the exercise price on the outstanding Investor Warrants and Compensation Warrants resulting in proceeds of $568,531. This transaction was considered a financing transaction and was tantamount to the Company selling its common stock at a lower price.
     The Investor Warrants were not issued to employees or as compensation for services. Accordingly, SFAS 123R is not applicable to these financial instruments. While the Compensation Warrants were issued to a placement agent as compensation for services, as a result of the Company’s reclassification of the Investor Warrants and Compensation Warrants to derivative liabilities (see discussion under Comment 30 above), the Investor Warrants and Compensation Warrants have been marked-to-market during each reporting period since their issuance.
     The calculation of the fair value of the exercised warrants on the exercise date took into consideration the reduced exercise price for the exercised warrants. Consequently, a derivative loss was recognized during the quarter ended April 30, 2006 of $943,179 related to the Investor Warrants and Compensation Warrants that were exercised in February and March 2006.
     Accordingly, the Company does not believe that any further charge to earnings is necessary related to the temporary reduction in the exercise price.
2006 Debentures, page F-58
     37. We note that you separately valued and accounted for the embedded conversion, the registration rights agreement and the investor warrants. Tell us the value attributed to each of the liabilities and any details on the valuation of these liabilities as necessary.
     The value of the derivative liabilities is included in the restated April 30, 2006 condensed consolidated balance sheet and separately described in the notes to the financial statements.
Part II
Recent Sales of Unregistered Securities, page II-3
     38. We note your statement in the last paragraph of this section that the company “believes” the recipients of shares issued were all accredited investors, or had knowledge and experience in financial and business matters. Revise to remove the disclaimer quoted above.

Securities and Exchange Commission
July 10, 2006

We complied with this comment on page II-8 of the Amendment.
Undertakings, page II-11
     39. Please update your undertakings to comply with revised Item 512 of Regulation S-B.
We complied with this comment on pages II-12 and II-13 of the Amendment.
     Additional copies of this letter and the marked version of the Amendment have been delivered to Ms. Losert and Ms. Tress to expedite the Staff’s review. We believe that the above discussion and the Amendment respond to all of the Staff’s comments. If you have any questions or comments regarding the Amendment or the Company’s responses to your comments, please contact the undersigned at (972) 628-3631 at your earliest convenience. Your prompt attention to the foregoing is gratefully appreciated.
Very truly yours,
Lawrence B. Mandala
LBM:nic
Enclosures

cc:	Ms. Johanna Vega Losert
Ms. Heather Tress
Mr. Brad Ketch